P.E. 10/31/06

AR/S



07040940

Annual Report 2006



RECEIVED
JAN 1 8 2007
WASH. D.C.
160

North European Oil Royalty Trust



ATTENTION:

PLEASE RETAIN CRITICAL TAX INFORMATION ENCLOSED

The Annual Meeting of Unit Owners will be held on Monday, February 12, 2007, at 1:30 P.M., in Rooms 3 and 4, Ninth Floor, at the University Club, 1 West 54th Street, New York City (northwest corner of 5th Avenue; entrance on 54th Street). All unit owners are cordially invited to attend.

If you plan to attend the meeting, please note that The University Club has a dress code. Gentlemen are required to wear a jacket and ladies are required to wear business attire. The University Club does not make exceptions.

Table of Contents

IMPORTANT TAX INFORMATION

For your convenience the information necessary to prepare your 2006 tax return is included in the removable "Note to Unit Owners" on Pages 29 and 30. Please note there will be no separate mailing of the tax letter.

NORTH EUROPEAN OIL ROYALTY TRUST

Report to Unit Owners:

FOURTH QUARTER 2006

Net income for the Trust for the fourth quarter of fiscal 2006 was $7,111,192, an increase of 76.4% from the net income of $4,030,630 recorded for the fourth quarter of fiscal 2005. At this level of royalties the Trust was able to pay a distribution of 78 cents per unit, thirty-six cents higher than the distribution for the fourth quarter of fiscal 2005. The combination of higher gas prices, higher gas sales and higher average exchange rates under both royalty agreements covering the Oldenburg concession accounted for the increase in royalty income. Under the higher royalty rate agreement with Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), the German subsidiary of ExxonMobil Corp. ("ExxonMobil") covering western Oldenburg (the "Mobil Agreement"), average gas prices for the fourth quarter of fiscal 2006 increased 36.69% to 2.1046 Euro cents per kilowatt hour ("Ecents/Kwh") from 1.5397 Ecents/Kwh for the fourth quarter of fiscal 2005. Under this same agreement and in comparison to the same period, western gas sales increased 16.24% to 17.113 billion cubic feet ("Bcf") from 14.722 Bcf. Under the lower royalty rate agreement with Oldenburgische Erdolgesellschaft ("OEG") covering the entire Oldenburg concession (the "OEG Agreement"), average gas prices increased 35.96% to 2.1582 Ecents/Kwh from 1.5874 Ecents/Kwh in the fourth quarter of fiscal 2005. Under the same agreement and in comparison to the same period, overall gas sales for the quarter increased 30.59% to 41.258 Bcf from 31.593 Bcf. Based upon royalty transfers during the quarter, the Euro had an average dollar equivalent value of $1.2677, 4.59% higher than dollar equivalent value of $1.2120 for the fourth quarter of fiscal 2005.

FISCAL 2006 REPORT

The continuing high world oil prices and the increases in worldwide energy demands in many ways characterize the Trust's results for fiscal 2006. Previous exploration, drilling and production enhancement efforts by the operating companies have added to gas production and sales. High world oil prices have pushed German gas prices higher. High gas demand and high gas prices have supported the continuation of the expanded exploration and drilling efforts we have seen in recent years. All these factors have combined to provide the Trust with $31,079,122 in royalty income, the highest level ever recorded. Cumulative distributions per unit for the year reached $3.28, which is higher that any level reached since before the 3-for-1 split in 1981.

Annual gas sales under the OEG Agreement increased 11.02% to 178.472 Bcf in fiscal 2006 from 160.76 Bcf. in fiscal 2005. Average gas prices for fiscal 2006 under this same agreement increased 43.79% to 2.1961 Ecents/Kwh from an average price of 1.5272 Ecents/Kwh in fiscal 2005.

Annual gas sales under the Mobil Agreement increased 7.74% to 73.282 Bcf in fiscal 2006 from 68.019 Bcf in fiscal 2005. Average gas prices for fiscal 2006 under this same agreement increased 45.28% to 2.1178 Ecents/Kwh from 1.4577 Ecents/Kwh for fiscal 2005. Despite a slight drop in the average exchange rate for fiscal 2006, royalty payments to the Trust under the Mobil Agreement increased 42.46% to $21,988,234 from $15,434,198 in fiscal 2005.

Gas sales from western Oldenburg account for only 41.06% of total Oldenburg gas sales. However, because both the Mobil and OEG Agreements apply to gas sales from western Oldenburg, the Trust receives the majority of its royalty income from western Oldenburg gas sales. For fiscal 2006 royalty income attributable to western Oldenburg gas sales reached $25,687,690, accounting for 82.87% of all Oldenburg royalty receipts.

NORTH EUROPEAN OIL ROYALTY TRUST

The Euro continued to show its weakness during the first six months of fiscal 2006 with the average value based upon royalty transfers showing declines in comparison to the equivalent quarters in fiscal 2005. In the last six months of fiscal 2006 and beyond, the Euro strengthened. However, despite these later increases, for fiscal 2006 the Euro declined 2.77% to an average dollar equivalent value of $1.2322 from its average dollar equivalent value of $1.2673 in fiscal 2005.

ExxonMobil Production Deutschland GmbH ("EMPG"), the unified exploration and production venture formed by ExxonMobil and the Royal/Dutch Shell Group of Companies, submitted to Mr. Alfred Stachel, the Trust's German consultant, its report of drilling activities for 2006 and its plans for 2007. Mr. Stachel extracted the following information from EMPG's report and conveyed it to the Trust. Doetlingen Ost Z-2, the first well exploring the Carboniferous zone in eastern Oldenburg, began production in June 2006. However, wellhead pressure and flow rate were only 50% of initial estimates. Since this was the first well to explore the Carboniferous zone (the deepest gas bearing zone in the concession), we can hope that the experience gained in the drilling of this well will aid EMPG in subsequent wells planned for 2007. Oythe Z-3, after suffering a casing collapse, was re-drilled as Oythe Z-3a and began production in June 2006. Due to an abrupt decline in the flow rate, EMPG is considering a well treatment, either acidizing or fracturing, to address the decline. Doetlingen Z-8a was completed in February 2006 but produced only reservoir water. EMPG has budgeted for the drilling of four wells in 2007. Goldenstedt Z-7a and Varnhorn Z-7a, are both located in eastern Oldenburg and are both horizontal deviations off existing wells intended to explore the Carboniferous zone. Goldenstedt Z-7a is scheduled to begin drilling in January 2007 with Varnhorn Z-7a following its completion. Hemmelte NW Z-1, a western well, is scheduled to begin drilling in the second half of 2007. This well will explore both the shallower Bunter zone (sweet gas) and the deeper Zechstein zone (sour gas). A horizontal deviation of 1,000 meters in the Zechstein should significantly increase the amount of recoverable reserves. Quadmoor Z-5, a production well in eastern Oldenburg, will be drilled following the completion of additional seismic and mapping work. Further details will be made available when EMPG issues its updated report in the spring of 2007.

Based on the limited information available, Ralph E. Davis Associates, Inc., the Trust's petroleum consultant ("Davis Associates"), has prepared and submitted their report on the cost depletion percentage applicable to Trust unit owners for calendar 2006. The 2006 cost depletion percentage of 9.0126% and related tax information is contained in the removable "Note to Unit Owners" on Pages 29 and 30 of this report. The calculation of the cost depletion percentage is based on Davis Associates' estimate of remaining net proved producing reserves as of October 1, 2006. (The complete text of the report is available in the Trust's 2006 10-K as exhibit 99.1.) The report indicates that net Trust gas reserves increased 6.33% to 40.483 Bcf from 38.074 Bcf on net sales for 2006 of 4.031 Bcf and a positive reserve adjustment of 6.440 Bcf. Since the reserves in the Davis report are limited to proved producing reserves, the steps by the operating companies outlined above with regard to future drilling are not reflected in any way in the current level of reserves shown in the report.

Respectfully submitted,

December 29, 2006



John R. Van Kirk
Managing Director

NORTH EUROPEAN OIL ROYALTY TRUST

North European Oil Royalty Trust
Selected Financial Data (Cash Basis)

For Fiscal Years Ended October 31	2006	2005	2004	2003	2002
German royalties received	$31,079,122	$21,085,039	$15,061,209	$18,169,035	$17,435,504
Interest income	164,021	59,353	21,970	31,477	60,961
Trust expenses	(984,199)	(921,578)	(775,521)	(802,153)	(610,689)
Net income	$30,258,944	$20,222,814	$14,307,658	$17,398,359	$16,885,776
Net income per unit	$3.29	$2.20	$1.60	$1.95	$1.89
Dividends and distributions per unit paid to formerly unlocated unit owners	.02	.02	.01	.00	.00
Distribution per unit paid or to be paid to unit owners (Note 5)	$3.28	$2.22	$1.59	$1.95	$1.89
	$3.30	$2.24	$1.60	$1.95	$1.89
Units outstanding end of period	9,190,590	9,180,876	8,933,310	8,931,414	8,931,414
Registered unit owners	1,174	1,254	1,295	1,350	1,393

NORTH EUROPEAN OIL ROYALTY TRUST

Description of Trust Assets

The properties of the Trust, which the Trust and Trustees hold pursuant to the Trust Agreement on behalf of the unit owners, are overriding royalty rights on sales of gas, sulfur and oil under certain concessions or leases in the Federal Republic of Germany. The actual leases or concessions are held either by Mobil Erdgas-Erdol GmbH ("Mobil Erdgas"), a German operating subsidiary of the ExxonMobil, or by Oldenburgische Erdolgesellschaft ("OEG"). As a result of direct and indirect ownership, ExxonMobil owns two-thirds of OEG and the Royal Dutch/Shell Group owns one-third of OEG. The Oldenburg concession (1,398,000 acres), covering virtually the entire former State of Oldenburg and located in the federal state of Lower Saxony, is the major source of royalty income for the Trust. BEB Erdgas und Erdol GmbH ("BEB"), a joint venture in which ExxonMobil and the Royal Dutch/Shell Group each own 50%, administers the concession held by OEG. In 2002, Mobil Erdgas and BEB formed EMPG to carry out all exploration, drilling and production activities. All sales activities are still handled by either Mobil Erdgas or BEB.

Under one set of rights covering the western part of the Oldenburg concession (approximately 662,000 acres), the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate (the "Mobil Agreement"). Under the Mobil Agreement there is no deduction of costs prior to the calculation of royalties from gas well gas and oil well gas, which together account for approximately 99% of all the royalties under said agreement. Historically, the Trust has received significantly greater royalty payments under the Mobil Agreement due to the higher royalty rate specified by that agreement. The Trust is also entitled under the Mobil Agreement to receive a 2% royalty on gross receipts of sales of sulfur obtained as a by-product of sour gas produced from the western part of Oldenburg. The payment of the sulfur royalty is conditioned upon sales of sulfur by Mobil Erdgas at a selling price above an agreed upon base price. This base price is adjusted annually by an inflation index. When the average selling price falls below the adjusted base price, no royalties are payable. No payments were received from the sale of sulfur under this agreement during fiscal 2006.

Under another set of rights covering the entire Oldenburg concession and pursuant to the agreement with OEG, the Trust receives royalties at the rate of 0.6667% on gross receipts from sales by BEB of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs (the "OEG Agreement"). Under the OEG Agreement, 50% of the field handling, treatment and transportation costs as reported for state royalty purposes are deducted from the gross sales receipts prior to the calculation of the royalty to be paid to the Trust.

The Trust also holds through Mobil Erdgas a 2% royalty interest in oil and gas sales from acreage in Bavaria, and a 0.2117% royalty under the net interest of the Bayerische Mineral Industries A.G. ("BMI"), a subsidiary of Mobil Erdgas, in concessions in Bavaria. The net interest of BMI ranges from 16-1/2 to 100% of the sales, depending on the geographic region or area. Due to the absence of royalty income under these agreements, reserves from these areas in Bavaria are not included in reserve calculations for this report year. While both Mobil Erdgas and BMI have suspended production in their concessions in Bavaria, the concessions remain even though there are no current exploration or development activities in these areas. No royalties have been received under these concessions since 1996.

Description of Trust Assets *(continued)*

In addition to the areas of Oldenburg and Bavaria, the Trust also holds overriding royalties at various rates on a number of leases of various sizes in other areas of northwest Germany. At the present time, all but one of these leases are in the non-producing category. Due to the low level of income and the intermittent gas production from the single producing lease, reserves from this lease are not included in reserve calculations for this report year.

Management's Discussion and Analysis of Financial Condition and Results of Operations.

Executive Summary

The Trust is a passive fixed investment trust which holds overriding royalty rights, receives income under those rights from certain operating companies, pays its expenses and distributes the remaining net funds to its unit owners. The Trust does not engage in any business or extractive operations of any kind in the areas over which it holds royalty rights and is precluded from engaging in such activities by the Trust Agreement. There are no requirements, therefore, for capital resources with which to make capital expenditures or investments in order to continue the receipt of royalty revenues by the Trust.

The properties of the Trust, which the Trust and the Trustees hold pursuant to the Trust Agreement on behalf of the unit owners, are overriding royalty rights on the sales of gas, sulfur and oil under certain concessions or leases in the Federal Republic of Germany. The actual leases or concessions are held either by Mobil Erdgas or by OEG. In 2002, Mobil Erdgas and BEB formed a company EMPG to carry out all exploration, drilling and production activities. All sales activities are still handled by the operating companies, either Mobil Erdgas or BEB.

The operating companies pay monthly royalties to the Trust based on their sales of natural gas, sulfur and oil. Of these three products, natural gas provides approximately 98% of the total royalties. The amount of royalties paid to the Trust is based on four factors: the amount of gas sold, the price of that gas, the area from which the gas is sold and the exchange rate. The Oldenburg concession is the primary area from which the natural gas, sulfur and oil are extracted and provides nearly 100% of all the royalties received by the Trust. The Oldenburg concession (1,398,000 acres) covers virtually the entire former state of Oldenburg and is located in the federal state of Lower Saxony.

Under the Mobil Agreement covering the western part of the Oldenburg concession, the Trust receives a royalty payment of 4% on gross receipts from sales by Mobil Erdgas of gas well gas, oil well gas, crude oil and condensate. Under the Mobil Agreement there is no deduction of costs prior to the calculation of royalties from gas well gas and oil well gas. Historically, the Trust has received significantly greater royalty payments under the Mobil Agreement due to the higher royalty rate specified by the agreement.

Under the OEG Agreement covering the entire Oldenburg concession, the Trust receives royalties at the rate of 0.6667% on gross receipts from sales of gas well gas, oil well gas, crude oil, condensate and sulfur (removed during the processing of sour gas) less a certain allowed deduction of costs. Under the OEG Agreement, 50% of the field handling, treatment and transportation costs as reported by OEG for state royalty purposes are deducted from the gross sales receipts prior to the calculation of the royalty to be paid to the Trust.

Executive Summary *(continued)*

The gas is sold to various distributors under long term contracts which delineate, among other provisions, the timing, manner, volume and price of the gas sold. The pricing mechanisms contained in these contracts include a delay factor of three to six months and use the price of light heating oil in Germany as one of the primary pricing components. Since Germany must import a large percentage of its energy requirements, the U.S. dollar price of oil on the international market has a significant impact on the price of light heating oil and a delayed impact on the price of gas. The Trust itself does not have access to the specific sales contracts under which gas from the Oldenburg concession is sold. These contacts are reviewed periodically on behalf of the Trust by Ernst & Young AG to verify the correctness of application of the Agreement formulas for the computation of royalty payments.

For unit owners, changes in the value of the Euro have both an immediate and long term impact. The immediate impact is from the exchange rate that is applied at the time the royalties paid to the Trust in Euros are converted into dollars at the time of their transfer from Germany to the United States. A higher exchange rate would yield more dollars and a lower exchange rate less dollars. The long term impact relates to the mechanism of gas pricing. Since oil on the international market is priced in dollars, a weaker Euro would mean that oil imported into Germany is more expensive. A stronger Euro would mean that oil imported into Germany is less expensive. These changes in the price of oil in Germany are subsequently reflected in the price of light heating oil, which is used as a component in the calculation of gas prices in the contracts under which the gas is sold. The changes in German domestic light heating oil prices are in turn reflected in gas prices with a built-in delay of three to six months.

Seasonal demand factors affect the income from the Trust's royalty rights insofar as they relate to energy demands and increases or decreases in prices, but on average they are not material to the annual income received under the Trust's royalty rights.

Historically, another requirement for funds by the Trust related to the occasional necessity of making lump sum payments of arrearages of dividends of a corporate predecessor and distributions previously declared by the Trust. The payment of such arrearages required a reduction in the amount of distributions which otherwise would be made on presently outstanding units. However, except for one claim begun before the cut-off date of June 30, 2005 and concluded during the first quarter of fiscal 2006, pursuant to the provisions of the order of the Delaware Court of Chancery of April 17, 1996, further liability for payment of dividends or distributions arrears has been eliminated. For further information on this contingent liability and the impact of the Delaware Court Order see Note 3 to Financial Statements in Item 8 of this Report.

The Trust has no means of ensuring continued income from overriding royalty rights at their present level or otherwise. The Trust's current consultant in Germany provides general information to the Trust on the German and European economies and energy markets. This information provides a context in which to evaluate the actions of the operating companies. In his position as consultant he receives reports from the operating companies with respect to current and planned drilling and exploration efforts. However, the unified exploration and production venture, EMPG, which provides the reports to the Trust's consultant, continues to limit the information flow to that which is required by German law.

Executive Summary *(continued)*

The relatively low level of administrative expenses of the Trust limits the effect of inflation on its financial prospects. Continued price inflation would be reflected in sales prices, which with sales volumes form the basis on which the royalties paid to the Trust are computed. The impact of inflation or deflation on energy prices in Germany is delayed by the use in certain long-term gas sales contracts of a delay factor of three to six months prior to the application of any changes in light heating oil prices to gas prices.

As mandated by the Trust Agreement, distributions of income are made on a quarterly basis. These distributions, as determined by the Trustees, constitute substantially all of the funds on hand after provision is made for Trust expenses then anticipated.

Results: Fiscal 2006 versus Fiscal 2005

For fiscal 2006, the Trust's gross royalty income increased 47% to $31,079,122 from $21,085,039 in fiscal 2005. Increases in gas prices and gas sales offset the slight decline in average exchange rates and combined to increase the amount of royalty income, which resulted in the higher distributions.

Under the Mobil Agreement, the higher royalty rate agreement with Mobil Erdgas covering western Oldenburg, gas sales increased 7.74% to 73.282 Billion cubic feet ("Bcf") in fiscal 2006 from 68.019 Bcf in fiscal 2005. Other than the current year's third quarter when the annual maintenance was conducted at the Grossenkneten desulfurization plant, each quarter's gas sales showed increases over the prior year's equivalent period. The contrast in gas sales for the third and fourth quarters in fiscal 2005 and 2006 reflects the shift in normal scheduling of maintenance at the desulfurization plant from the third quarter to the fourth quarter in fiscal 2005. The 2006 maintenance was conducted during the third quarter of fiscal 2006.

Quarterly and Yearly Gas Sales under the Mobil Agreement			
Fiscal Quarter	2006 Gas Sales (Bcf.)	2005 Gas Sales (Bcf.)	Percentage Change
First	19.540	17.333	12.73%
Second	19.016	17.639	7.81%
Third	17.613	18.325	-3.89%
Fourth	17.113	14.722	16.24%
Fiscal Year Total	73.282	68.019	7.74%

Results: Fiscal 2006 versus Fiscal 2005 *(continued)*

The overall increase in western gas sales can be explained at least partially by the full functioning of the compressors completed in early fiscal 2005 and the additional production from the western wells completed in the last two years.

Average gas prices for gas sold from this royalty area increased 45.28% to 2.1178 Euro cents per kilowatt hour ("Ecents/Kwh") in fiscal 2006 from 1.4577 Ecents/Kwh in fiscal 2005. For fiscal 2006, the average gas price for each quarter posted an increase over the prior year's corresponding quarter. The run up in world oil prices during late 2005 and 2006 accounted for much of this increase.

Average Gas Prices under the Mobil Agreement			
Fiscal Quarter	2006 Gas Prices (Ecents/Kwh)	2005 Gas Prices	Percentage Change (Ecents/Kwh)
First	2.0456	1.3010	57.23%
Second	2.2743	1.5258	49.06%
Third	2.0417	1.4738	38.54%
Fourth	2.1046	1.5397	36.69%
Fiscal Year Avg.	2.1178	1.4577	45.28%

Converting gas prices into more familiar terms using the average exchange rate yields a price of $7.50/Mcf, a 41.1% increase over fiscal 2005's average price of $5.31/Mcf. For fiscal 2006, the average value of the Euro based on the transfer of royalties received from western Oldenburg gas sales was $1.2313 down 3.0% from the average value of $1.2694 for fiscal 2005.

Under the OEG Agreement, the lower royalty rate agreement with BEB covering the entire Oldenburg concession, gas sales increased 11.02% to 178.472 Bcf in fiscal 2006 from 160.762 Bcf in fiscal 2005. Current year quarterly gas sales showed increases for each quarter over the prior year's corresponding quarter. The contrast in gas sales for the third and fourth quarters in fiscal 2005 and 2006 reflects the shift in normal scheduling of maintenance at the desulfurization plant from the third quarter to the fourth quarter in fiscal 2005. The 2006 maintenance was conducted during the third quarter of fiscal 2006.

Quarterly and Yearly Gas Sales under the OEG Agreement			
Fiscal Quarter	2006 Gas Sales (Bcf.)	2005 Gas Sales (Bcf.)	Percentage Change
First	47.876	44.215	8.28%
Second	46.775	43.045	8.67%
Third	42.563	41.909	1.56%
Fourth	41.258	31.593	30.59%
Fiscal Year Total	178.472	160.762	11.02%

NORTH EUROPEAN OIL ROYALTY TRUST

Results: Fiscal 2006 versus Fiscal 2005 *(continued)*

Average gas prices for gas sold from the entire Oldenburg concession increased 43.79% to 2.1961 Ecents/Kwh in fiscal 2006 from 1.5272 Ecents/Kwh in fiscal 2005. For fiscal 2006, the average gas price for each quarter posted an increase over the prior year's corresponding quarter.

Average Gas Prices under the OEG Agreement			
Fiscal Quarter	2006 Gas Prices (Ecents/Kwh)	2005 Gas Prices	Percentage Change (Ecents/Kwh)
First	2.1240	1.4169	49.91%
Second	2.3088	1.6018	44.13%
Third	2.1900	1.5216	43.93%
Fourth	2.1582	1.5874	35.96%
Fiscal Year Avg.	2.1961	1.5272	43.79%

Converting gas prices into more familiar terms using the average exchange rate yields a price of $7.620/Mcf, a 40.1% increase over fiscal 2005's average price of $5.44/Mcf. For fiscal 2006, the average value of the Euro based on the transfer of royalties received from overall Oldenburg gas sales was $1.2362 down 2.5% from the average value of $1.2680 for fiscal 2005.

Reflecting both greater sums available for investment and higher interest rates, interest income for fiscal 2006 was substantially higher increasing 176.3% to $164,021 for fiscal 2006 from $59,353 for fiscal 2005. Trust expenses increased 6.8% to $984,199 in fiscal 2006 from $921,578 in fiscal 2005. While most expense categories showed reductions, the change to new auditors (effective July 18, 2006) required additional review of financial results from the first two quarters, which added to total auditor fees. German legal fees increased as a result of inquiries into and evaluation of the Trust's interest in certain minor leases scheduled for abandonment by the operating companies. In addition, Trustee fees, which are calculated based upon a formula specified in the Trust Agreement, were higher due to the increase in gross royalty income.

The operating companies provide reports to the Trust's German consultant detailing their plans for exploration and drilling for the upcoming calendar year and the results of that program for the current calendar year. The Trust's consultant has extracted the following information from those reports. EMPG has budgeted for the drilling of four new wells in 2007. Goldenstedt Z-7a will be the second well to explore the Carboniferous zone in eastern Oldenburg. Drilling is scheduled to start in January 2007. Varnhorn Z-7a will be the third well to explore the Carboniferous zone in eastern Oldenburg and will begin after the completion of Goldenstedt Z-7a. Hemmelte NW Z-1 is scheduled to begin drilling in the second half of 2007. The well is located in western Oldenburg and is intended to explore both the Bunter (sweet gas) zone and the Zechstein (sour gas) zone. Once gas testing of the shallower Bunter zone is completed, the well will continue to the deeper Zechstein zone and commence a horizontal deviation of 1,000 meters. Final depth is anticipated to be nearly 12,000 feet. Once additional seismic interpretation and mapping are completed, Quadmoor Z-5 will be drilled as a production well within an existing field in eastern Oldenburg.

NORTH EUROPEAN OIL ROYALTY TRUST

Results: Fiscal 2005 versus Fiscal 2004

For fiscal 2005, the Trust's gross royalty income increased 40% to $21,085,069 from $15,061,209 in fiscal 2004. Increases in gas prices under both the higher and lower royalty rate agreements, higher gas sales from the higher royalty rate area of western Oldenburg and a higher average value for the Euro resulted in the higher royalty income and, as a result, higher distributions. The only negative factor impacting royalty income was lower gas sales from eastern Oldenburg.

Under the Mobil Agreement, gas sales increased 6.61% to 68.019 Bcf in fiscal 2005 from 63.801 Bcf in fiscal 2004. Gas sales strengthened each quarter throughout fiscal 2005 until the final quarter when maintenance work at the desulfurization plant slowed production. The following table shows quarterly gas sales and the changes from the prior year's equivalent quarters.

Quarterly and Yearly Gas Sales under the Mobil Agreement			
Fiscal Quarter	2005 Gas Sales (Bcf.)	2004 Gas Sales(Bcf.)	Percentage Change
First	17.333	18.417	-5.88%
Second	17.639	17.277	2.10%
Third	18.325	15.159	20.88%
Fourth	14.722	12.948	13.70%
Fiscal Year Total	68.019	63.801	6.61%

The Trust's management believes that this turnaround is at least partially the result of the new compressors that came on line in late 2004 and the new western wells completed in 2004. Average gas prices for Western Oldenburg increased 21.09% to 1.4577 Ecents/Kwh in fiscal 2005 from 1.2038 Ecents/Kwh in fiscal 2004. For fiscal 2005 as shown in the table below, the average gas price for each quarter posted an increase over the prior year's corresponding quarter.

Average Gas Prices under the Mobil Agreement			
Fiscal Quarter	2005 Gas Prices (Ecents/Kwh)	2004 Gas Prices (Ecents/Kwh)	Percentage Change
First	1.3010	1.1836	9.92%
Second	1.5258	1.2583	21.25%
Third	1.4738	1.1276	30.70%
Fourth	1.5397	1.2491	23.27%
Fiscal Year Avg.	1.4577	1.2038	21.09%

NORTH EUROPEAN OIL ROYALTY TRUST

Results: Fiscal 2005 versus Fiscal 2004 *(continued)*

Under the OEG Agreement covering the entire Oldenburg concession, gas sales declined 3.39% to 160.762 Bcf in fiscal 2005 from 166.408 Bcf in fiscal 2004. The following table shows quarterly gas sales and the changes from the prior year's equivalent quarters.

Quarterly and Yearly Gas Sales under the OEG Agreement			
Fiscal Quarter	2005 Gas Sales (Bcf.)	2004 Gas Sales (Bcf.)	Percentage Change
First	44.215	46.587	-5.09%
Second	43.045	45.347	-5.08%
Third	41.909	38.563	8.68%
Fourth	31.593	35.911	-12.02%
Fiscal Year Total	160.762	166.408	-3.39%

Average gas prices for the entire Oldenburg concession increased 25.17% to 1.5272 Ecents/Kwh in fiscal 2005 from 1.2201 Ecents/Kwh in fiscal 2004. For fiscal 2005 as shown in the following table, the average gas price for each quarter posted an increase over the prior year's corresponding quarter.

Average Gas Prices under the OEG Agreement			
Fiscal Quarter	2005 Gas Prices (Ecents/Kwh)	2004 Gas Prices (Ecents/Kwh)	Percentage Change
First	1.4169	1.2120	16.91%
Second	1.6018	1.2646	26.67%
Third	1.5216	1.1858	28.33%
Fourth	1.5874	1.2118	30.99%
Fiscal Year Avg.	1.5272	1.2201	25.17%

From its high point in November 2004, the Euro steadily declined throughout fiscal 2005 in relation to the dollar. However, it was not until the final quarter of fiscal 2005 that the value of the Euro showed a decline in comparison to the prior year's equivalent quarter. Using the cumulative transfer of royalties from Germany to the U.S. to generate an average value for the Euro, there was a 3.6% increase in the average value to $1.2673 for fiscal 2005 from $1.2234 for fiscal 2004.

Interest income for fiscal 2005 was higher due to the combination of rising interest rates and increased funds available for investment. Trust expenses increased 18.8% to $921,578 in fiscal 2005 from $775,521 in fiscal 2004. A number of expense items not part of the normal yearly Trust expenses were incurred in 2005. The expenses associated with the biennial examination of the operating companies in Germany to confirm the accuracy of the royalty payments added $25,874 to the expense total. Payment of a portion of the fees of the Trust's German consultant was made early in fiscal 2005, which added $50,664 to the expense total. The resolution of the Trust's contingent liability resulted in additional legal expenses compared to fiscal 2004.

NORTH EUROPEAN OIL ROYALTY TRUST

Results: Fiscal 2005 versus Fiscal 2004 *(continued)*

The operating companies provide reports to the Trust's German consultant detailing their plans for exploration and drilling for the upcoming calendar year and the results of that program for the current calendar year. The Trust's consultant has extracted the following information from those reports. The operating companies' expanded drilling program continued throughout 2005. Goldenstedt Z-12a was successfully completed in March 2005 with a horizontal deviation of 3,117 feet. After construction of production facilities was completed, production began in October 2005. Hemmelte Z-5a, a western well, was completed in mid June 2005 but due to geological constraints did not fully penetrate the total reservoir section as originally planned. This would appear to have had an impact on the well's productivity. However, following the completion of the production facilities, production began in October 2005. Doetlingen Ost Z-2, the first exploratory well in the Carboniferous zone, entered production in June 2006. While technically a success, wellhead pressure and flow rate was 50% of initial estimates. Oythe Z-3 was a new vertical well planned to replace Oythe Z-2, which suffered a casing collapse. Drilling began in September 2005 but significant technical difficulties forced the operators to plug the initial drilling with cement and re-drill. Now designated Oythe Z-3a, the well commenced production is June 2006. After an initial flow rate in line with expectations, the flow rate decreased during the following months. A well treatment is being considered. Drilling for Doetlingen Z-8a was completed in February 2006. However, the start of production in June 2006 produced only reservoir water. A revision of the geological model for that portion of the reservoir is being made

Critical Accounting Policies

The financial statements, appearing subsequently in this Report, present financial statement balances and financial results on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). Cash basis accounting is an accepted accounting method for royalty trusts such as the Trust. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The use of GAAP would require the Trust to accrue for expected royalty payments. This is exceedingly difficult since the Trust has very limited information on such payments until they are received. The Trust's cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. The one modification of the cash basis of accounting is that the Trust accrues for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis provides a more meaningful presentation to unit owners of the results of operations of the Trust and presents to the unit owners a more accurate calculation of income and expenses for tax reporting purposes.

Critical Accounting Policies *(continued)*

This Report on Form 10-K contains forward looking statements concerning business, financial performance and financial condition of the Trust. Many of these statements are based on information provided to the Trust by the operating companies or by consultants using public information sources. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in any forward looking statements. These include uncertainties concerning levels of gas production and gas sale prices, general economic conditions and currency exchange rates, as well as those factors set forth above under Item 1A of this Report. Actual results and events may vary significantly from those discussed in the forward looking statements.

Distributions and Trading

The Trust's units of beneficial interest are traded on the New York Stock Exchange under the symbol NRT. In addition, the Midwest Stock Exchange and the Boston Exchange have granted unlisted trading privileges in the Trust units.

Under the Trust Agreement, the Trustees distribute to unit owners, on a quarterly basis, the net royalty income after deducting expenses and reserving limited funds for anticipated administrative expenses.

The following table presents the high and low closing prices for the quarterly periods ended in fiscal 2006 and 2005 as reported by the NYSE as well as the cash distributions paid to unit owners by quarter for the past two fiscal years.

Fiscal Year 2006

Quarter Ended	Low Closing Price	High Closing Price	Distribution Per Unit
January 31, 2006	$25.25	$30.50	$0.85
April 30, 2006	$26.85	$33.50	$0.88
July 31, 2006	$31.25	$42.75	$0.77
October 31, 2006	$31.03	$43.75	$0.78

Fiscal Year 2005

Quarter Ended	Low Closing Price	High Closing Price	Distribution Per Unit
January 31, 2005	$21.80	$23.90	$0.54
April 30, 2005	$23.55	$27.05	$0.69
July 31, 2005	$26.25	$31.10	$0.57
October 31, 2005	$27.20	$34.25	$0.42

NORTH EUROPEAN OIL ROYALTY TRUST

Distributions and Trading *(continued)*

The quarterly distributions to unit owners represent their undivided interest in royalty payments from sales of gas, sulfur and oil during the previous quarter. Each unit owner is entitled to recover a portion of his or her investment in these royalty rights through a cost depletion percentage. The calculation of this cost depletion percentage is set forth in detail in Attachment B to the Cost Depletion Report attached as Exhibit 99.1. This report has been prepared by Davis Associates using the limited information described in Item 2 of this Report to which reference is made. The Trustees believe that the calculations and assumptions used in this report are reasonable according to the facts and circumstances of available information. The cost depletion percentage recommended by the Trust's independent petroleum and natural gas consultants for calendar 2006 is 9.0126%. Specific details relative to the Trust's income and expenses and cost depletion percentage as they apply to the calculation of taxable income for the 2006 calendar year are included on a special removable page in the 2006 Annual Report under "Note to Unit Owners." A separate letter containing the same information has been sent to all unit owners who were registered at any time during calendar 2006 and who are no longer registered owners as of the end of the calendar year. Additionally, the tax reporting information for 2006 is available on the Trust's website, www.neort.com.

As of November 30, 2006, there were 1,174 unit owners of record.

The Trust does not maintain any compensation plans under which units are authorized for issuance. The Trust, as a matter of practice, does not make any repurchases of Trust units and did not make any repurchases of Trust units during fiscal 2006, 2005 or 2004.

NORTH EUROPEAN OIL ROYALTY TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and
Unit Owners of North European Oil Royalty Trust

We have audited the accompanying statements of assets, liabilities and trust corpus of North European Oil Royalty Trust as of October 31, 2006, and the related statements of revenue collected and expenses paid, undistributed earnings and changes in cash and cash equivalents for the year then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of North European Oil Royalty Trust at October 31, 2006, its revenue collected and expenses paid, its undistributed earnings and changes in its cash and cash equivalents for the year ended October 31, 2006, on the basis of accounting described in Note 1.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of North European Oil Royalty Trust's internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated December 20, 2006 expressed an unqualified opinion thereon.

Weiser LLP

New York, NY
December 20, 2006

NORTH EUROPEAN OIL ROYALTY TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and
Unit Owners of North European Oil Royalty Trust

We have audited the accompanying statement of assets, liabilities and trust corpus arising from cash transactions of North European Oil Royalty Trust as of October 31, 2005, and the related statements of revenue collected and expenses paid, undistributed earnings and changes in cash and cash equivalents for each of the two years in the period ended October 31, 2005. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1, these financial statements have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus arising from cash transactions of North European Oil Royalty Trust at October 31, 2005, its revenue collected and expenses paid, its undistributed earnings and changes in its cash and cash equivalents for each of the two years in the period ended October 31, 2005, on the basis of accounting described in Note 1.

/s/ Ernst & Young LLP

New York, NY
December 7, 2005

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS (NOTE 1)
OCTOBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS:		
Cash and cash equivalents (Note 1)	$7,204,250	$3,920,267
PRODUCING GAS AND OIL ROYALTY RIGHTS (Note 1)	1	1
	$7,204,251	$3,920,268

LIABILITIES AND TRUST CORPUS

	2006	2005
CURRENT LIABILITIES:		
Cash distributions payable to unit owners, paid November 2006 and 2005	$7,168,660	$3,855,968
CONTINGENT LIABILITY (Note 3)		
TRUST CORPUS (Notes 1 and 2)	1	1
UNDISTRIBUTED EARNINGS (Note 1)	35,590	64,299
	$7,204,251	$3,920,268

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF REVENUE COLLECTED AND EXPENSES PAID (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2006, 2005 AND 2004

	2006	2005	2004
GERMAN GAS, SULFUR AND OIL ROYALTIES RECEIVED	$31,079,122	$21,085,039	$15,061,209
INTEREST INCOME	164,021	59,353	21,970
TRUST EXPENSES	(984,199)	(921,578)	(775,521)
NET INCOME	$30,258,944	$20,222,814	$14,307,658
NET INCOME PER UNIT	$3.29	$2.20	$1.60
CASH DISTRIBUTIONS PAID OR TO BE PAID			
Dividends and distributions per unit paid to formerly unlocated unit owners	.02	.02	.00
Distributions per unit paid or to be paid to unit owners (Note 5)	$3.28	$2.22	$1.59

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF UNDISTRIBUTED EARNINGS (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2006, 2005 AND 2004

	2006	2005	2004
BALANCE, beginning of year	$ 64,299	$ 66,394	$ 44,630
NET INCOME	30,258,944	20,222,814	14,307,658
	30,323,243	20,289,208	14,352,288
LESS:			
Dividends and distributions paid to formerly unlocated unit owners (Note 3)	148,097	155,062	83,605
Current year distributions paid or to be paid to unit owners (Note 5)	30,139,556	20,069,847	14,202,289
BALANCE, end of year	$ 35,590	$ 64,299	$ 66,394

The accompanying notes are
an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

STATEMENTS OF CHANGES IN CASH AND CASH EQUIVALENTS (NOTE 1) FOR THE FISCAL YEARS ENDED OCTOBER 31, 2006, 2005 AND 2004

	2006	2005	2004
SOURCES OF CASH AND CASH EQUIVALENTS:			
German gas, sulfur and oil royalties received	$31,079,122	$21,085,039	$15,061,209
Interest income	164,021	59,353	21,970
	31,243,143	21,144,392	15,083,179
USES OF CASH AND CASH EQUIVALENTS:			
Payment of Trust expenses	984,199	921,578	775,521
Distributions and dividends paid (Note 3)	26,974,961	19,316,933	15,357,038
	27,959,160	20,238,511	16,132,559
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR	3,283,983	905,881	(1,049,380)
CASH AND CASH EQUIVALENTS, beginning of year	3,920,267	3,014,386	4,063,766
CASH AND CASH EQUIVALENTS, end of year	$ 7,204,250	$ 3,920,267	$ 3,014,386

The accompanying notes are an integral part of these financial statements.

NORTH EUROPEAN OIL ROYALTY TRUST

NOTES TO FINANCIAL STATEMENTS
OCTOBER 31, 2006, 2005 AND 2004

(1) Summary of significant accounting policies:

Basis of accounting -

The accompanying financial statements of North European Oil Royalty Trust (the "Trust") present financial statement balances and financial results on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States ("GAAP basis"). Cash basis financial statements disclose revenue when cash is received and expenses when cash is paid. GAAP basis financial statements disclose income as earned and expenses as incurred, without regard to receipts or payments. The modified cash basis of accounting is utilized to permit the accrual for distributions to be paid to unit owners (those distributions approved by the Trustees for the Trust). The Trust's distributable income represents royalty income received by the Trust during the period plus interest income less any expenses incurred by the Trust, all on a cash basis. In the opinion of the Trustees, the use of the modified cash basis of accounting provides a more meaningful presentation to unit owners of the results of operations of the Trust.

Producing gas and oil royalty rights -

The rights to certain gas and oil royalties in Germany were transferred to the Trust at their net book value by North European Oil Company (the "Company") (see Note 2). The net book value of the royalty rights has been reduced to one dollar ($1) in view of the fact that the remaining net book value of royalty rights is de minimis relative to annual royalties received and distributed by the Trust and does not bear any meaningful relationship to the fair value of such rights or the actual amount of proved producing reserves.

Federal income taxes -

The Trust, as a grantor trust, is exempt from federal income taxes under a private letter ruling issued by the Internal Revenue Service.

Cash and cash equivalents -

Included in cash and cash equivalents are amounts deposited in bank accounts and amounts invested in certificates of deposit and U. S. Treasury bills with original maturities of three months or less from the date of purchase.

Net income per unit on the cash basis -

Net income per unit on the cash basis is based upon the number of units outstanding at the end of the period. As of October 31, 2006, 2005 and 2004, there were 9,190,590, 9,180,876 and 8,933,310 units of beneficial interest outstanding, respectively.

(2) Formation of the Trust:

The Trust was formed on September 10, 1975. As of September 30, 1975, the Company was liquidated and the remaining assets and liabilities of the Company, including its royalty rights, were transferred to the Trust. The Trust, on behalf of the owners of beneficial interest in the Trust, holds overriding royalty rights covering gas and oil production in certain concessions or leases in the Federal Republic of Germany. These rights are held under contracts with local German exploration and development subsidiaries of ExxonMobil.and the Royal Dutch/Shell Group. Under these contracts the Trust receives various percentage royalties on the proceeds of the sales of certain products from the areas involved. At the present time, royalties are received for sales of gas well gas, oil well gas, crude oil, distillate and sulfur.

(3) Contingent liability:

Since its inception in 1975, the Trust had served as fiduciary for certain unlocated or unknown shareholders of North European Oil Corporation (the "Corporation") and North European Oil Company, corporate predecessors of the Trust. Pursuant to an order of the Delaware Court of Chancery dated February 26, 1996 (the "Chancery Court Order"), from and after July 1, 2005, the Trust has no further obligation to make payments of dividends or distributions attributable to any unexchanged Corporate and Company shares.

From the liquidation of the Company to October 31, 2005, 726,611 Trust units were issued in exchange for Corporate and Company shares and dividends of $357,035 and distributions of $4,472,371 were paid to formerly unlocated Corporation and Company shareholders. For the year ended October 31, 2006, 3,150 units of beneficial interest were issued in exchanges and $1,769 in dividends and $146,328 in distributions were paid to formerly unlocated Corporation and Company shareholders based upon a claim initiated prior to the July 1, 2005 expiration date.

Pursuant to the Chancery Court Order, the Trust escheated the final 6,564 units attributable to unexchanged Corporate and Company shares. Under the Chancery Court Order, no payment for arrearages was made for such units.

(4) Related Party Transactions:

John R. Van Kirk, the Managing Director of the Trust, provides office space and office services to the Trust at cost. During fiscal 2006, the Trust reimbursed him a total of $21,871 for such office space and office services.

(5) Quarterly results (unaudited):

The table below summarizes the quarterly results and distributions of the Trust for the fiscal years ended October 31, 2006 and 2005.

	Fiscal 2006 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$8,184,669	$8,297,022	$7,312,458	$7,284,973	$31,079,122
Net income	7,944,609	8,062,442	7,140,701	7,111,192	30,258,944
Net income per unit	.87	.88	.78	.77	3.29
Cash distributions paid or to be paid to unit owners	7,806,422	8,087,719	7,076,754	7,168,661	30,139,556
Dividends and distributions paid to formerly unlocated unit owners	.02	.00	.00	.00	.02
Distributions per unit paid or to be paid to unit owners	.85	.88	.77	.78	3.28

	Fiscal 2005 by Quarter and Year				
	First	Second	Third	Fourth	Year
Royalties received	$5,154,811	$6,332,292	$5,419,524	$4,178,412	$21,085,039
Net income	4,835,114	6,137,395	5,219,675	4,030,630	20,222,814
Net income per unit	.54	.69	.57	.44	2.20
Cash distributions paid or to be paid to unit owners	4,823,991	6,164,019	5,225,869	3,855,968	20,069,847
Dividends and distributions paid to formerly unlocated unit owners	.00	.00	.00	.02	.02
Distributions per unit paid or to be paid to unit owners	.54	.69	.57	.42	2.22

Disclosure Controls and Procedures

As of the end of the period covered by this report, an evaluation was carried out, under the supervision and with the participation of the Trust's management, which consists of the Managing Director, of the effectiveness of the design and operation of the Trust's disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934. Based upon that evaluation, the Managing Director concluded that the Trust's disclosure controls and procedures were effective, in all material respects, with respect to the recording, processing, summarizing and reporting, within the time periods specified in the Securities and Exchange Commission's rules and forms, of information required to be disclosed by the Trust's management in the reports that are filed or submitted under the Exchange Act.

Internal Control Over Financial Reporting

Part A. Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Exchange Act Rule 13a-15(f)) for the Trust. There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time. Management has evaluated the Trust's internal control over financial reporting as of October 31, 2006. This assessment was based on criteria for effective internal control over financial reporting described in the standards promulgated by the Public Company Accounting Oversight Board and in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Trust's internal control over financial reporting was effective as of October 31, 2006. Management's assessment of the effectiveness of our internal control over financial reporting as of October 31, 2006 has been audited by Weiser LLP, the Trust's independent auditors, as stated in their report which appears below.

Part B. Attestation Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Trustees and Unit Owners of North European Oil Royalty Trust

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that North European Oil Royalty Trust (the "Trust") maintained effective internal control over financial reporting as of October 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that North European Oil Royalty Trust maintained effective internal control over financial reporting as of October 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of October 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the statement of assets, liabilities and trust corpus arising from cash transactions as of October 31, 2006, and the related statements of revenue collected and expenses paid, undistributed earnings and changes in cash and cash equivalents for the year ended October 31, 2006 of North European Oil Royalty Trust and our report dated December 20, 2006 expressed an unqualified opinion thereon.

Weiser LLP

New York, NY
December 20, 2006


DOLLAR ROYALTIES
WESTERN AND EASTERN OLDENBURG
MILLION DOLLARS
32
28
24
20
16
12
8
4
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Dollar Royalties by Fiscal Year
WESTERN OLDENBURG
EASTERN OLDENBURG


TEN YEAR HISTORY OF NET GAS SALES
BILLION CUBIC FEET
6
5
4
3
2
1
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Reflecting Effective Royalty Rates
WESTERN OLDENBURG
EASTERN OLDENBURG

North European Oil Royalty Trust
P.O. Box 456
Red Bank, New Jersey 07701
(732) 741-4008

IMPORTANT

RETAIN THIS LETTER FOR PREPARATION OF YOUR 2006 INCOME TAX RETURNS
THE TRUST DOES NOT FILE NOR FURNISH TO OWNERS FORM 1099

January 3, 2007

To the Present and Former Unit Owners of
North European Oil Royalty Trust:

This letter sets forth the information you will require for preparation of your personal income tax return in connection with ownership of units of beneficial interest in North European Oil Royalty Trust (the "Trust") during 2006.

For federal income tax reporting purposes, each owner of units in the Trust is considered to be a grantor or substitute grantor as well as a beneficiary of the Trust. As such, you are deemed to have received your pro rata share of overriding royalties when paid to the Trust and are permitted to deduct your share of Trust expenses. Consequently, your net taxable income may not correspond exactly to the cash distributions received. **TRUST DISTRIBUTIONS SHOULD NOT BE INCLUDED ON INCOME TAX RETURNS AS "DIVIDEND INCOME" AND ARE NOT ELIGIBLE FOR THE DIVIDENDS RECEIVED DEDUCTION FOR CORPORATIONS.**

The Internal Revenue Service has ruled that the overriding royalty rights held by the Trust represent economic interest in oil and gas deposits. Consequently, income realized from such interests is taxable to each unit owner as ordinary income subject to cost depletion. In the initial year of ownership the original cost of the units is the basis for computing the cost depletion. In each subsequent year the basis for computing cost depletion is the adjusted cost basis for their units. This adjusted cost basis is the original cost less the cumulative amount of depletion previously taken. For example 100 units purchased at $20 per unit on January 2nd of a given year would have a cost basis of $2,000. If the cost depletion percentage for that year were 10%, you would show a cost depletion of $200 on your tax return and your adjusted cost basis for the following year would be $1,800. If you continued to hold those units through the next year and the cost depletion percentage were the same, you would show a cost depletion of $180 on your tax return and your adjusted cost basis for the following year would be $1,620. The preceding example is for illustration purposes only.

Based upon computations of proved producing reserves estimated in accordance with accepted engineering analytical principles, Ralph E. Davis Associates, Inc. of Houston, Texas has recommended that the percentage to be applied to the cost basis to determine deductions for **the cost depletion for the year 2006 is 9.0126%**. The suggested percentage for cost depletion deduction will be adjusted annually in accordance with reported production results and revised reserve estimates. Since the above percentage covers the entire year 2006, if you owned units for only a portion of the year, you are required to prorate the percentage depletion in the ratio that the cumulative Income per Unit shown on the following schedule for the period of your ownership bears to the Total Income per Unit for the entire year.

TEAR OUT HERE

If you owned units for the period January 1, 2006 through December 31, 2006, you will be considered to have received and expended, on the cash basis, the respective totals for each unit shown in the following schedule. On the other hand, if you owned units for only a portion of that period, then the schedule shows the amounts of income and deductible expenses reportable by you for each unit owned for the respective months. For your information, income is received between the 24th and the end of each month.

	Income Per Unit	Expenses Per Unit
January 2006	$0.4449	$0.0267
February	0.3005	0.0135
March	0.2857	0.0084
April	0.3166	0.0037
May	0.3154	0.0102
June	0.2969	0.0062
July	0.1833	0.0023
August	0.2500	0.0064
September	0.2838	0.0091
October	0.2589	0.0033
November	0.2850	0.0061
December	0.2934	0.0102
TOTAL 2006	$3.5144	$0.1061

Income and expenses should be reported on Federal Income Tax Form 1040, Schedule E. Under Part I, Income or Loss from Rental Real Estate and Royalties, line 1 enter property description as "oil and gas overriding royalty rights, Germany through North European Oil Royalty Trust." Your income and expenses are calculated by multiplying the above Per Unit figures by the number of units you owned. Your income should be entered on line 4. Expenses should be entered on line 18 as "miscellaneous Trust expenses." Your cost depletion deduction should be entered on line 20. This figure is derived by multiplying the total adjusted cost of all your units by .090126. Your adjusted cost is your original cost minus depletion deducted in prior years. Your net reportable income or loss should be entered on lines 22 and 26 in Part I and on line 40 in Part V and is determined by subtracting the amounts entered on lines 18 and 20 from the amount on line 4. All of the above entries should be adjusted for the period of time you owned your units, if you did not own them throughout 2006.

The royalty income received by the Trust represents income from Germany. Although there are no German taxes imposed on this income, this information should be considered if you have available foreign tax credits from other sources.

The Trust will submit this letter and the listing of unit owners during 2006 to the Internal Revenue Service. This list will contain names, addresses and tax ID or Social Security Numbers; we suggest that you attach this letter to your tax returns.

Most sincerely,



John R. Van Kirk
Managing Director


NET GAS RESERVES (ESTIMATED) AND
VOLUME OF NET GAS SALES
BILLION CUBIC FEET
140
120
100
80
60
40
20
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
As of October 1st
ESTIMATED RESERVES
ANNUAL SALES
CUM. SALES FROM 1975

North European Oil Royalty Trust P.O. Box 456, Red Bank, NJ 07701

NORTH EUROPEAN OIL ROYALTY TRUST

A copy of the Trust's Form 10-K Annual Report for fiscal 2006 as filed with the Securities and Exchange Commission will be sent upon written request to John R. Van Kirk, Managing Director, P.O. Box 456, Red Bank, New Jersey 07701. In addition to the 2006 10-K, other pertinent filings and documents are available at the Trust's website, www.neort.com